Resignation Letter

April 13, 2026

Board of Directors
The Coretec Group, Inc.
600 S. Wagner Rd.
Ann Arbor, MI 48403

Dear Members of the Board,

I hereby tender my resignation from my positions as Chairman and Director of The Coretec Group, Inc., effective as of April 13, 2026.

This decision has been made after careful consideration, and I believe it is in the best interests of both the Company and myself at this time. I am grateful for the opportunity to have served the organization and to contribute to its strategic direction and development.

To ensure an orderly transition, I will cooperate fully with the Board and management team during the handover process. Please let me know if there are any specific matters requiring my attention prior to the effective date of my resignation.

I wish The Coretec Group continued success and growth in the future.

Sincerely,

Elbert Michael Ussery
Chairman & Director
The Coretec Group, Inc.

Elbert Michael Ussery

(Signature)